SELECT ASSET FUND, SERIES 2, INC.

Statement of Assets and Liabilities

June 30, 1996

(Unaudited)



                       Assets
Investments, at value (@ cost $506,583,219.74)    $727,899,516
Cash                                                     5,640
Dividends receivable                                 1,153,914
Interest receivable                                     25,605
Prepaid expenses                                        81,171
                   Total Assets                    729,165,846


                     Liabilities
AMPS dividends payable (note 4)                      1,102,790
Payable for Securities Purchased -
    Unsettled Trades                                   205,013
Accrued expenses                                       224,766
Notes payable  (note 5)                                117,900
Accrued interest expense                                 3,020
                   Total Liabilities                 1,653,488

                   Net Assets                     $727,512,358


Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                   100,000,000
Series B Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 1,000 shares authorized, issued and
     outstanding                                   100,000,000
Series C Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 600 shares authorized, issued and
     outstanding                                    60,000,000
Series D Auction Market Preferred Stock, $.01 par value at liquidation preference $100,000 per share, 500 shares authorized, issued and
     outstanding                                    50,000,000
Common stock at par value, $.01 per share, 199,996,900 shares authorized,
         71,071,001.64 shares issued and outstandi     710,710
Additional paid-in capital                         193,212,618
Undistributed Net Investment Income                  2,272,734
Net unrealized appreciation of investments         221,316,296
     Net Assets                                   $727,512,358

     Net asset value per common shares outstanding       $5.87

See accompanying notes to the financial statements.


SELECT ASSET FUND, SERIES 2, INC.

Statement of Operations

For the period from January 1, 1996 to June 30, 1996

(Unaudited)




Investment income:
   Dividend income                                  $7,167,602
   Interest income                                     322,753
                   Total investment income           7,490,355


Expenses:
   Broker dealer fee                                   306,165
   Legal fees                                           25,177
   Rating agencies fees                                 64,345
   Independent accountants                              15,913
   Auction agent fee                                    10,691
   Custody / administration fees (note 2)               56,813
   Directors fees and expenses                           5,370
   Interest expense                                      5,208
   Insurance                                             8,497
   Investment management fee  (note 2)                  29,090
   Other expenses                                        1,166
                   Total expenses                      528,435


                   Net investment income             6,961,920

Net realized and unrealized gains on investments:
   Net realized gain on investments:
          Proceeds from sales     $421,482,209
          Cost of securities      (301,073,740)
                                                   120,408,469
   Unrealized appreciation of investments:
          Beginning of period      287,089,347
          End of period            221,316,296
   Increase in net unrealized appreciation
      of investments                               (65,773,051)

            Net increase in net assets
            resulting from operations              $61,597,338


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.

Statement of Changes in Net Assets

For the period from January 1, 1996 to June 30, 1996

and for the year-ended December 31, 1995

(Unaudited)


                                                  For the six       For the
                                                  months ended     year ended
                                                  June 30, 1996   December 31,
                                                   (UNAUDITED)        1995

From operations:
   Net investment income                            $6,961,920     $23,803,440
   Net realized gain on investments                120,408,469      17,708,880
   Net change in unrealized appreciation
       on investments                              (65,773,051)    255,614,594

             Increase in net assets
             resulting from operations              61,597,338      41,512,320

Dividends to stockholders from net investment income:
   Auction market preferred stock                   (4,689,186)    (20,646,886)
   Common stock                                              0      (3,156,554)
                                                    (4,689,186)    (23,803,440)
Dividends to stockholders from net realized gains
   Auction market preferred stock                            0               0
   Common stock                                   (120,408,469)    (35,488,273)

             Decrease in net assets resulting
             from dividends to stockholder        (125,097,655)    (59,291,713)

Increase (decrease) from capital share transactions:
   Issuance of Common stock                         36,154,530     212,112,129
   Issuance of Auction market preferred stock      310,000,000               0
   Return of capital dividend                     (491,501,344)   (400,000,000)
                                                  (145,346,814)   (187,887,871)


                   Total increase in net assets   (208,847,131)   (205,667,264)

Net assets:
       Beginning of period                         936,359,489     886,412,160

       End of period                              $727,512,358    $936,359,489



See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.

Financial Highlights

For the period from January 1, 1996 to June 30, 1996

and for the year-ended December 31, 1995

(Unaudited)



                                                  For the six       For the
                                                  months ended     year ended
                                                  June 30, 1996   December 31,
                                                   (UNAUDITED)        1995
For a share of common stock outstanding throughout the period:

   Net asset value, beginning of period                 $14.41          $10.97

   Net investment income                                  0.10            0.52
   Net gains on investments
       realized and unrealized                            0.84            6.00

                   Total from investment operation        0.94            6.52

   Less distributions from net investment income and net realized gains:
   Common share equivalent of dividends paid
         to AMPS holders                                 (0.07)          (0.45)
   Dividends paid to common shareholders                 (1.85)          (0.59)
   Return of capital                                     (7.56)          (2.04)
                   Total distributions                   (9.48)          (3.08)

Net asset value, end of period                           $5.87          $14.41

Total investment return                                  10.44%          59.43%

Net assets at end of period (000s)                    $417,512        $936,359

Ratio of expenses to average net assets applicable to common
   shares                                                 0.06%           0.13%

Ratio of net investment income to average net assets applicable
   to common shares +                                     0.41%           0.35%

Portfolio turnover                                       13.14%          16.27%


+Net investment income is adjusted for distributions paid to AMPS holders. *Total investment return for the period; not annualized.

See accompanying notes to financial statements.


SELECT ASSET FUND, SERIES 2, INC.

Notes to Financial Statements

June 30, 1996

(1)     Organization and Significant Accounting Policies

     The Select Asset Fund, Series 2, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on April 28, 1993.

     The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.

     The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

     (a)  Security Valuation

          Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

     (b)  Security Transactions

          Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date.

     (c)  Federal Income Taxes

          It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

     (d)  Distribution of Income and Gains

          The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are distributed annually.

     (e)  Reclassification Policy

          It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

     (f)  Use of Estimates

          Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

  (2)     Related Party Transactions

     A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

     During the period, the Fund issued 6,098,042.8 in shares of common stock with a fair value of $36,154,530.

     During the six months ended June 30, 1996, and the year ended December 31, 1995, dividends to the common stockholder amounted to $120,408,469 and $38,644,827, respectively.

     During the period ended June 30, 1996 and the year ended December 31, 1995, the Fund made a return of capital distribution to the common stockholder in the amount of $490,818,932 and $90,287,871, respectively. Approximately $39,500,000 of the 1995 return of capital distribution is considered taxable for IRS purposes.

     Comerica Bank serves as both custodian and administrator for the Fund. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.

  (3)    Investment Transactions

     The aggregate cost of securities purchased and the aggregate proceeds of securities sold, for the six months ended June 30, 1996 were $109,354,498 and $421,482,209, respectively.

     As of June 30, 1996 based on cost for Federal income tax purposes, the aggregate gross unrealized appreciation and depreciation for all securities were $225,604,415 and $4,288,119, respectively.

  (4)  Auction Market Preferred Stock

     In January 1996, the Fund sold $260 million of Auction Market Preferred Stock ("AMPS"). In June 1996, the Fund sold an additional $50 million of AMPS and issued 6,098,042.8 shares of common stock.

     The Fund has outstanding at June 30, 1996, 1000 shares each of Series A and Series B, 600 shares of Series C, and 500 shares of Series D AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on June 30, 1996 were 4.04%, 4.06%, 4.02% and 4.075% for Series A,
     Series B, Series C and Series D, respectively.

     Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

     In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

  (5)     Notes Payable

     As of June 30, 1996, the Fund had $117,900 of principal notes outstanding to investors. The notes due on April 28, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of June 30, 1996, the Fund was paying interest at 8.04% per annum.


           SELECT ASSET FUND, SERIES 2, INC.

              Portfolio of Investments

                   June 30, 1996
No. of                                               Market
shares                                                Value

Common Stocks
            BUILDING AND CONSTRUCTION        1.34%

             BUILDING MATERIALS
  3,300    CHAMPION INTERNATIONAL CORPORATION          137,775
 22,100    GEORGIA PACIFIC CORP                      1,569,100
105,300    HOME DEPOT                                5,686,200
  9,200    OWENS CORNING                               395,600

             CONSTRUCTION EQUIPMENT
  7,200    GIDDINGS & LEWIS                            117,000

             PAINT AND FLAT GLASS
  5,100    PPG INDUSTRIES INC                          248,625
 19,000    SHERWIN WILLIAMS CO                         883,500

             INDUSTRIAL CHEMICALS
  1,500    ROHM & HAAS CO                               94,125

             MISCELLANEOUS
  1,200    FLUOR CORP                                   78,450
  9,500    FOSTER WHEELER CORP                         426,312
  9,400    KAUFMAN & BROAD HOME CORP                   136,300

                TOTAL BUILDING AND CONSTRUCTION     $9,772,987


            CHEMICALS AND DRUGS             14.29%

             CHEMICALS
  4,200    AIR PRODUCTS & CHEMICALS INC                242,550
  8,200    AMGEN INC                                   442,800
 43,800    BOSTON SCIENTIFIC CORP                    1,971,000
 71,300    DOW CHEMICAL CO                           5,418,800
117,800    DUPONT DENEMOURS & CO                     9,320,925
  1,800    EASTMAN CHEMICAL CO                         109,575
 20,725    ENGLEHARD CORP                              476,675
  8,500    FMC CORP-NEW                                554,625
 23,300    GRACE WR & CO                             1,651,388
 25,900    HERCULES INC                              1,430,975
 14,000    MONSANTO CO                                 455,000
 31,300    MORTON INTERNATIONAL                      1,165,925
 14,900    NALCO CHEM CO                               469,350
 36,100    PRAXIAIR INC                              1,525,225
  9,300    SIGMA-ALDRICH CORP                          497,550
 29,500    UNION CARBIDE CORP                        1,172,625

             DRUGS
 17,900    ABBOT LABS                                  778,650
  4,800    ALZA CORP CLASS A                           131,400
142,500    AMERICAN HOME PRODUCTS                    8,567,813
119,700    BRISTOL MYERS SQUIBB CO                  10,773,000
 57,600    JOHNSON & JOHNSON                         2,851,200
127,500    LILLY ELI & CO                            8,287,500
278,000    MERCK & CO., INC                         17,965,750
125,090    PHARMACIA & UPJOHN INC                    5,550,868
157,300    PFIZER INC                               11,227,287
 11,200    SCHERING PLOUGH                             702,800
  9,800    WALGREEN CO                                 328,300

             COSMETICS
    600    ALBERTO CULVER CO CLASS B                    27,825
 31,600    AVON PRODUCTS INC                         1,425,950
  2,600    INTL FLAVORS & FRAGRANCES                   123,825

             HEALTH PRODUCTS/CARE
  2,200    ALLERGAN INC                                 86,350
 13,300    BARD CR INC                                 452,200
    800    BAUSCH & LOMB                                34,000
 61,000    BAXTER INTL INC.                          2,882,250
 15,400    BECTON DICKINSON & CO                     1,235,850
    800    BEVERLY ENTERPRISES INC                       9,600
 27,270    COLUMBIA/HCA HEALTHCARE                   1,455,535
  9,800    COMMUNITY PSYCHIATRIC CENTERS                93,100
    800    MALLINCKRODT GROUP INC                       31,100
 49,800    TENET HEALTHCARE CORP                     1,064,475
 10,700    UNITED HEALTHCARE CORPORATION               540,350
 15,300    U S SURGICAL                                474,300

                TOTAL CHEMICALS AND DRUGS         $104,006,266


            CONSUMER PRODUCTS               10.36%


             CONFECTIONS AND BEVERAGES
 65,700    ANHEUSER-BUSCH COS                        4,927,500
 16,100    BROWN FORMAN INC CLASS B                    644,000
 80,000    COCA COLA CO                              3,910,000
  5,400    NEWELL CO.                                  165,375
 41,800    PEPSICO INC                               1,478,675

             CONTAINERS
 14,000    AVERY DENNISON CORP                         768,250
  7,000    BALL CORP                                   201,250
 28,700    CROWN CORK & SEAL INC                     1,291,500
 23,900    STONE CONTAINER                             328,625

             PACKAGED FOOD
 14,100                                                659,174
 18,315    ARCHER DANIELS MIDLAND CO                   350,275
 30,800    CPC INTL INC                              2,217,600
  8,100    CAMPBELL SOUP CO                            571,050
  6,700    CONAGRA                                     304,013
  9,100    COORS ADOLPH CO CL B                        162,663
  3,700    GENERAL MILLS INC                           201,650
 10,850    HEINZ H J CO                                329,569
 16,100    HERSHEY FOODS CORP                        1,181,337
  3,000    KELLOGG CO                                  219,750
  3,100    QUAKER OATS CO                              105,787
 26,200    RALSTON-PURINA GROUP                      1,680,075
 55,200    SARA LEE CORP                             1,787,100
 39,300    SYSCO CORP                                1,346,025
  2,300    WRIGLEY WM JR CO                            116,150

             PAPER
 20,000    AMERICAN GREETINGS CL A                     547,500
 14,300    BEMIS CO                                    500,500
 12,500    BOISE CASCADE CORP                          457,812
 59,436    INTERNATIONAL PAPER CO                    2,191,702
 19,100    JAMES RIVER CORP                            503,762
 64,080    KIMBERLY CLARK CORP                       4,950,180
  2,100    MEAD CORP                                   108,938
  7,000    POTLATCH CORP                               273,875
 17,900    UNION CAMP CORP                             872,625
 27,100    WILLIAMETTE INDUSTRIAL                    1,612,450

             PRINTING AND PUBLISHING
 11,100    JOSTENS INC                                 219,225
  1,800    KNIGHT-RIDDER INC                           130,500
  1,400    MCGRAW-HILL COMPANIES INC                    64,050
    700    MEREDITH CORP                                29,225
  3,200    NEW YORK TIMES CO CL A                      104,400
105,500    TIME WARNER INC                           4,140,875
  1,300    TRIBUNE CO                                   94,412
 23,750    WESTVACO CORP                               709,531

             RECREATIONAL EQUIPMENT
  1,600    BALLY ENTRTAINMENT CORP                      44,000
 21,100    BRUNSWICK CORP                              422,000
 31,100    HARRAH'S ENTERTAINMENT                      878,575
 25,400    HASBRO INC                                  908,050
 48,281    MATTEL INC                                1,382,044
    300    OUTBOARD MARINE CORP                          5,437

             SOAPS
 13,700    CLOROX CO                                 1,214,163

             OTHER CONSUMER PRODUCTS
 49,900    AMERICAN BRANDS INC                       2,264,212
  2,000    COLGATE PALMOLIVE CO                        169,500
 24,600    DIAL CORP ARIZONA                           704,175
110,000    GILLETTE CO                               6,861,250
 21,000    PROCTER & GAMBLE CO                       1,903,125
 46,000    RUBBERMAID INC                            1,253,500
  3,800    SPRINGS INDUSTRIES INC                      191,900
  2,800    TUPPERWARE CORPORATION                      118,300
 61,200    UST INC                                   2,096,100
 27,000    WHITMAN CORP                                651,375

             PHOTOGRAPHY
  8,500    EASTMAN KODAK CO                            660,875
 11,600    POLAROID CORP                               529,250

             HOUSEHOLD FURN/APPLIANCES
  9,200    ARMSTRONG WORLD IND                         530,150
 24,100    MAYTAG CO                                   503,088

             RETAIL
100,800    FEDERATED DEPT STORES NEW                 3,439,800

             APPAREL
    500    BROWN GROUP INC                               8,687
  4,000    LIMITED INC                                  86,000
  2,900    NIKE INC CLASS B                            297,975
 13,100    STRIDE RITE CORP                            108,075
 16,600    V F CORP                                    989,775

             BROADCASTING
 60,653    DISNEY WALT CO                            3,813,557
  8,700    KING WORLD INC                              316,463

             MISCELLANEOUS
 25,200    PALL CORP                                   607,950

                TOTAL CONSUMER PRODUCTS            $75,418,306


            DURABLE GOODS                   23.62%


             AEROSPACE-AIRCRAFT
 13,300    BOEING CO                                 1,158,763
 15,200    GENERAL DYNAMICS CORP                       942,400
 52,861    LOCKHEED MARTIN CORP                      4,440,324
 48,000    MCDONNELL DOUGLAS CORP                    2,328,000
 12,800    NORTHROP GRUMMAN CORP                       872,000
  5,700    RAYTHEON CO                                 294,262
  4,700    ROCKWELL INTERNATIONAL                      269,075
  2,200    TEXTRON INC                                 175,725
  1,500    UNITED TECHNOLOGIES CORP                    172,500

             AGRICULTURAL MACHINERY
 44,400    CATERPILLAR INC                           3,008,100
 10,400    DEERE & CO                                  416,000

             AUTOMOBILE AND PARTS
 15,600    CHRYSLER CORP                               967,200
  8,000    CUMMINS ENGINE INC                          323,000
 21,500    DANA CORP                                   666,500
 16,900    EATON CORP                                  990,763
  1,600    ECHLIN INC                                   60,600
303,300    FORD MOTOR COMPANY                        9,819,337
189,400    GENERAL MOTOR COMPANY                     9,919,825
 30,900    GENUINE PARTS CO                          1,413,675
  1,300    TRW INC                                     116,838
  8,100    VARITY CORP. (NEW)                          389,812

             ELECTRICAL
  5,628    AMP INC                                     225,824
     67    EMCOR GROUP INC SER Z WTS                         0
  4,200    EMERSON ELECTRIC CO                         379,575
 29,500    GENERAL INSTRUMENTS CORP.                   851,812
 12,600    HONEYWELL INC                               686,700
 12,200    RAYCHEM CORP                                876,875
105,100    WESTINGHOUSE ELECTRIC CORP                1,970,625

             ELECTRONICS
 15,200    ADVANCED MICRO-DEVICES                      207,100
 34,800    APPLIED MATERIALS INC                     1,061,400
  3,500    CISCO SYSTEMS INC                           198,188
406,200    GENERAL ELECTRIC CO                      35,136,300
  9,600    GENERAL SIGNAL CORP                         363,600
 75,400    HEWLETT PACKARD CO                        7,511,725
 11,700    INTEL CORP                                  859,219
 62,800    LSI LOGIC CORP                            1,632,800
 43,600    MICRON TECH                               1,128,150
 21,700    NATIONAL SEMICONDUCTOR                      336,350
    800    NATIONAL SERVICE INDUSTRIES                  31,300
172,050    ORACLE CORPORATION                        6,785,222
  9,400    PERKIN ELMER CORP                           453,550
  5,800    TEKTRONIX INC                               259,550
 15,100    TELEDYNE INC                                545,487
 31,600    TEXAS INSTRUMENTS                         1,576,050
  9,800    THOMAS & BETTS CORP                         367,500

             INDUSTRIAL MACHINERY
  7,400    BRIGGS & STRATTON CORP                      304,325
 29,600    CASE CORPORATION                          1,420,800
  8,100    CINCINNATI MILACRON INC                     194,400
  3,200    COOPER INDUSTRIES INC                       132,800
 27,100    DOVER CORP                                1,249,987
  3,700    HARNISCHFEGER INDUS INC                     123,025
  2,600    INGERSOLL RAND CO                           113,750
  2,100    NACCO INDUSTRIES INC CLASS A                116,287

             OFFICE EQUIPMENT AND SUPPLIES
  6,800    ALCO STANDARD CORP                          307,700
  7,300    HARLAND JOHN H CO                           179,763
  3,500    PITNEY BOWES INC                            167,125
 64,500    XEROX CORP.                               3,450,750

             RUBBER
 11,400    GOODRICH B F CO                             426,075
  4,000    GOODYEAR TIRE & RUBBER                      193,000
  2,800    PREMARK INTERNATL INC                        51,800

             OTHER DURABLE GOODS
 62,500    CORNING INCORPORATED                      2,398,437
  5,800    CRANE CO                                    237,800
 27,800    ILLINOIS TOOL WORKS                       1,879,975
  1,200    MILLIPORE CORP                               50,250
 84,500    MINNESOTA MINING & MANUFACTURING          5,830,500
  1,600    STANLEY WORKS                                47,600

             COMPUTERS AND SOFTWARE
 90,800    BAY NETWORKS INC                          2,338,100
  2,000    CUC INTERNATIONAL                            71,000
 21,700    CERIDIAN CORP                             1,095,850
 11,800    COMPAQ COMPUTER CORP                        581,150
 54,350    COMPUTER ASSOC INTL INC                   3,872,438
  1,500    DATA GENERAL CORPORATION                     19,500
 23,800    DIGITAL EQUIPMENT CORP                    1,071,000
 12,700    INTERGRAPH CORP                             153,987
111,100    IBM COMMON                               10,998,900
123,100    MICROSOFT CORP                           14,787,388
  3,500    NOVELL INC                                   48,562
 28,500    SILICON GRAPHICS                            684,000
 34,400    SUN MICROSYSTEMS                          2,025,300
 38,300    TANDEM COMPUTERS INC                        473,963
 35,700    UNISYS CORP                                 254,362

             HOUSEHOLD FURN/APPLIANCES
 17,200    WHIRLPOOL CORP                              853,550

             TELECOMMUNICATIONS
108,900    AIRTOUCH COMMUNICATIONS                   3,076,425
     75    ANDREW CORP                                   4,031
 18,700    DSC COMMUNICATIONS                          563,338
  1,500    NORTHERN TELECOM LTD                         81,563
 84,900    WORLDCOM INC                              4,701,337

             MISCELLANEOUS
  7,300    ALLIED-SIGNAL INC                           417,013
  2,700    BLACK & DECKER CORP                         104,287
  7,500    ITT INDUSTRIES INC                          188,438
  8,600    JOHNSON CTLS INC                            597,700
 12,850    PARKER HANNIFIN CORP                        544,519
  9,900    SNAP ON TOOLS CORP                          469,012
 18,800    TYCO LABS INC                               766,100

                TOTAL DURABLE GOODS               $171,908,563


            FINANCIAL                       13.56%

             BANKS
 25,969    BANC ONE CORP                               882,946
 16,400    BANK OF BOSTON CORP                         811,800
 33,300    BANK NEW YORK INC                         1,706,625
 16,500    BANKAMERICA CORP                          1,249,875
  2,100    BANKERS TR NY CORP                          155,137
 21,800    BARNETT BANKS INC                         1,329,800
 39,400    BOATMEN'S BANCSHARES                      1,580,925
 42,412    CHASE MANHATTAN CORP NEW                  2,995,348
 55,000    CITICORP                                  4,544,375
 56,514    CORESTATES FINANCIAL CORPORATION          2,175,789
  2,920    DEAN WITTER DISCOVER & CO                   167,170
 46,900    FIFTH THIRD BANCORP COM                   2,532,600
 72,100    FIRST BANK SYS INC                        4,181,800
 43,232    FIRST CHICAGO NBD CORP                    1,691,452
 67,005    FIRST UNION CORP                          4,078,929
 36,714    FLEET FINANCIAL GROUP INC                 1,597,059
 22,925    MBNA CORP                                   653,363
 16,300    MELLON BANK CORP                            929,100
 63,200    NATIONAL CITY CORP                        2,219,900
 80,200    NATIONSBANK CORP                          6,626,525
 84,700    NORWEST CORP                              2,953,913
 44,600    PNC FINANCIAL                             1,326,850
 58,000    SUNTRUST BANKS INC                        2,146,000
 49,900    U S BANCORP ORE                           1,802,637
  3,900    WACHOVIA CORP                               170,625
 12,433    WELLS FARGO & CO                          2,969,933

             FINANCE COMPANIES
 12,500    AMERICAN EXPRESS CO                         557,812
 12,000    BENEFICIAL CORP                             673,500
  2,100    FEDERAL HOME LAND MTG CORP                  179,550
 65,700    GREEN TREE FINANCIAL                      2,053,125
 20,800    HOUSEHOLD INTL CORP                       1,580,800

             HOLDING COMPANY
  4,600    EASTERN ENTERPRISES                         152,950

             FIRE AND CASUALTY INSURANCE
  7,600    CHUBB CORP                                  379,050
  1,600    GENERAL RE CORP                             243,600
  2,600    SAFECO CORP                                  91,975

             INSURANCE
 27,500    AETNA LIFE & CAS CO                       1,966,250
    600    ALEXANDER & ALEXANDER SVC                    11,850
 12,954    ALLSTATE CORPORATION                        591,026
114,950    AMERICAN INTL GROUP                      11,336,944
 43,400    AON CORP                                  2,202,550
  3,800    CIGNA CORP                                  447,925
  7,500    ITT HARTFORD                                399,375
  2,300    ST PAUL COS INC                             123,050
  1,600    TRANSAMERICA CORP                           130,800
 84,871    TRAVELERS GROUP INC                       3,872,239
  4,900    UNUM CORPORATIOM                            305,025
  2,500    USF & G CORP                                 40,938

             LIFE INSURANCE
 51,700    AMERICAN GENERAL CORP                     1,880,588
 18,700    JEFFERSON PILOT CORP                        965,387
 27,500    LINCOLN NATL CORP IND                     1,271,875
  8,300    USLIFE CORP                                 272,862

             REAL ESTATE
244,400    FEDERAL NATL MTGE ASSN                    8,187,400

             SAVINGS & LOANS
    600    AHMANSON H F & CO                            16,200
 11,100    GOLDEN WEST FINANCIAL CORPORATION           621,600
 25,300    GREAT WESTERN FINANCIAL                     604,038

             BROKERAGE
  4,100    MERRILL LYNCH & CO                          267,013
 76,200    MORGAN STANLEY GRP INC                    3,743,325
    500    SALOMON INC                                  22,000

                TOTAL FINANCIAL                    $98,673,098


            METALS AND MINING                0.83%

             ALUMINUM
  2,800    ALUMINUM CO AMER                            160,650
 14,900    REYNOLDS METALS CO                          776,663

             MINING
 39,000    HOMESTAKE MINING CO                         667,875

             STEEL
 25,300    ARMCO, INC.                                 126,500
  6,300    BETHLEHEM STEEL CORP                         74,812
 10,400    INLAND STEEL INDUSTRIES INC                 204,100
 25,600    NUCOR CORP                                1,296,000
  5,900    TIMKEN CO                                   228,625
  5,700    USX-US STEEL GROUP                          161,738
  2,500    WORTHINGTON INDUSTRIES INC                   52,187

             OTHER METALS
 10,200    ASARCO INC                                  281,775
  1,500    ECHO BAY MINES LTD                           16,125
  9,937    NEWMONT MINING CORP                         490,639
 17,500    PHELPS DODGE CORP                         1,091,563

             MINERALS
  2,000    BARRICK GOLD CORP                            54,250
 13,450    CYPRUS AMAX MINERALS CO                     304,306

                TOTAL METALS AND MINING             $5,987,808

            COLLECTIBLES & PRECIOUS MATER    0.33%

             GOLD-DIAMONDS-GEMS
 74,200    FREEPORT-MCMORAN COPPER-B                 2,365,125

                TOTAL COLLECTIBLES & PRECIOUS MATE  $2,365,125


            OIL-ENERGY                       8.76%

             OIL & GAS PRODUCERS
  1,400    AMERADA HESS CORP                            75,075
115,400    AMOCO CORP                                8,352,075
 22,400    COASTAL CORP                                935,200
 12,400    ENSERCH CORP                                269,700
  5,200    HELMERICH & PAYNE INC.                      190,450
 70,100    OCCIDENTAL PETROLEUM                      1,734,975
 14,900    ROWAN COS INC                               219,775
 22,000    SANTA FE ENERGY RES INC                     261,250
 40,000    TENNECO INC                               2,045,000
  2,300    USX-MARTHON GROUP COM NEW                    46,288

             NATURAL RESOURCES
  2,200    DRESSER INDUSTRIES INC                       64,900
 10,900    KERR MCGEE CORP                             663,537
  6,500    LOUISIANA LD & EXPL CO                      374,563
  1,700    WILLIAMS COS INC-DEL                         84,150

             OIL EQUIPMENT, WELLS & SVCS
 14,200    ASHLAND, INC                                562,675
 24,400    HALLIBURTON CO                            1,354,200
 10,500    WESTERN ATLAS INC                           611,625

             OIL - DOMESTIC
 67,400    PHILLIPS PETE CO                          2,822,375
 10,600    UNOCAL CORP                                 357,750

             OIL - INTERNATIONAL
 24,100    CHEVRON CORP                              1,421,900
287,200    EXXON CORP.                              24,950,500
 91,500    MOBIL CORP                               10,259,437
 18,100    ORYX ENERGY COMPANY                         294,125
 18,100    SUN CO INC                                  549,788
 62,200    TEXACO INC                                5,217,025

                TOTAL OIL-ENERGY                   $63,718,338




            RETAIL                           5.58%

             DEPARTMENT STORES
 20,000    DAYTON HUDSON CORP                        2,062,500
 34,300    DILLARD DEPT STORES                       1,251,950
 18,000    HARCOURT GENERAL INC                        900,000
111,200    K MART                                    1,376,100
  3,200    MELVILLE CORP                               129,600
    800    MERCANTILE STORES                            46,900
 59,800    PENNEY JC INC                             3,139,500
 13,900    SEARS ROEBUCK & CO                          675,888
774,500    WAL MART STORES INC                      19,652,937
  3,600    WINN-DIXIE STORES INC                       127,350
 46,300    WOOLWORTH CORP                            1,041,750

             GROCERY
  9,500    ALBERTSON'S INC                             393,063
  4,400    AMERICAN STORES CO                          181,500
  8,200    FLEMING COS                                 117,875
 11,800    GIANT FOOD INC                              423,325
  7,800    GREAT ATLANTIC & PACIFIC TEA                256,425
 35,300    KROGER CO                                 1,394,350

             OTHER RETAIL
  4,900    LONGS DRUG STORES CORP                      218,662
 48,700    LOWES COS INC                             1,759,288
 18,800    PEP BOYS-MAN, MO, JACK                      639,200
 18,667    PRICE/COSTCO INC                            403,674
  1,600    RITE AID CORP                                47,600
  2,000    TANDY CORP                                   94,750

             SPORTING GOODS
  4,100    REEBOK INTL LTD                             137,862
  9,600    RUSSELL CORP                                265,200

             APPAREL
 25,100    CHARMING SHOPPES INC                        177,269
 84,000    GAP INC                                   2,698,500
 21,600    NORDSTROM INC                               961,200

                TOTAL RETAIL                       $40,574,218



            UTILITIES                       10.86%

             ELECTRIC
  3,600    AMERICAN ELECTRIC POWER INC                 153,450
 35,200    BALTIMORE GAS & ELECTRIC                    998,800
  1,000    CENTRAL & SOUTH WEST CORP                    29,000
 32,021    CINERGY CORP                              1,024,672
  5,300    DOMINION RES INC-VA                         212,000
 48,400    DUKE POWER CO                             2,480,500
 99,100    EDISON INTERNATIONAL                      1,746,638
 41,700    FPL GROUP INC                             1,918,200
 29,600    GENERAL PUB UTILS CORP                    1,043,400
  8,800    HOUSTON INDS INC                            216,700
  3,100    NIAGARA MOHAWK POWER                         24,025
  1,500    NORTHERN STS POWER CO                        74,062
  3,300    OHIO EDISON CO                               72,188
  7,300    PECO ENERGY                                 189,800
 78,100    PP&L RESOURCES INC                        1,845,112
 91,800    PACIFIC GAS & ELECTRIC                    2,134,350
 71,800    PACIFICORP                                1,597,550
 17,700    SBC COMMUNICATIONS INC                      871,725
 21,100    SOUTHERN CO                                 519,588

             GAS
  3,600    COLUMBIA GAS SYS INC                        187,650
 59,600    ENRON CORP                                2,436,150
  1,400    NICOR INC                                    39,725
  2,500    NORAM ENERGY CORP                            27,187
    500    ONEOK INC                                    12,500
 18,200    PACIFIC ENTERPRISES                         539,175
 29,500    PANENERGY CORPORATION                       969,813
    700    PEOPLES ENERGY CORP                          23,450
 20,100    SONAT INC                                   904,500
 68,500    TEXAS UTILITIES CO                        2,928,375

             TELEPHONE
420,400    A T & T                                  26,064,800
 51,500    ALLTEL CORP                               1,583,625
 15,500    BELL ATLANTIC CORP                          988,125
 35,200    BELLSOUTH CORP                            1,491,600
243,400    GTE CORP                                 10,892,150
105,500    PACIFIC TELESIS GROUP                     3,560,625
104,100    SPRINT CORP                               4,372,200

             WASTE DISPOSAL
  4,800    BROWNING FERRIS IND                         139,200
 55,300    LAIDLAW TRANS CL B NVTG                     559,912
126,800    WMX TECHNOLOGIES INC                      4,152,700

                TOTAL UTILITIES                    $79,025,222


            MISCELLANEOUS                    9.86%

             BROADCAST/COMMUNICATIONS
  3,300    GANNETT CO., INC                            233,475
  2,200    MCI COMMUNICATIONS                           56,375
  6,600    MOTOROLA INC                                414,975
166,400    TELE COMM. INC CL A                       3,016,000
  6,000    TELLABS INC                                 401,250
 84,400    VIACOM INC CL B NON VTG                   3,281,050

             BUSINESS SERVICES
  2,200    AMDAHL CORP                                  23,650
 15,800    AUTODESK INC                                472,025
  9,400    AUTOMATIC DATA PROCESSING                   363,075
 26,600    BLOCK H&R INC                               867,825
  1,700    COMPUTER SCIENCES CORP                      127,075
 39,800    DONNELLEY RR & SONS                       1,388,025
 27,200    DOW JONES & CO                            1,135,600
 87,700    E M C CORP                                1,633,413
  2,600    ECOLAB INC                                   85,800
 61,500    FIRST DATA CORP                           4,896,937
 13,300    GRAINGER W W INC                          1,030,750
 18,300    INTERPUBLIC GROUP COS                       857,813
    900    OGDEN CORP                                   16,312
 14,800    SAFETY KLEEN CORP                           259,000
 18,900    SCIENTIFIC-ATLANTA                          292,950
 28,400    SERVICE CORP INTL                         1,633,000
 80,900    THREE COM CORP                            3,701,175

             FOOD SERVICE
  3,600    DARDEN RESTAURANTS INC                       38,700
  7,100    LUBYS CAFETERIAS INC                        166,850
 25,600    MCDONALDS CORP                            1,196,800
203,300    PHILLIP MORRIS CO INC                    21,143,200
 13,700    RYANS FAMILY STEAK HOUSE                    126,725
 35,900    WENDYS INTL INC                             668,638

             HOTEL & MOTEL
 12,300    HILTON HOTELS CORP                        1,383,750
  7,500    ITT CORP NEW                                496,875
 23,100    MARRIOTT INTERNATIONAL CORPORATION        1,241,625

             HOUSING
  7,400    PULTE CORP                                  197,950

             MED SERV & SUPPLIES
  1,700    BIOMET INC                                   24,437
 79,400    HUMANA INC                                1,419,275
 14,200    MANOR CARE INC                              559,125
  6,700    MEDTRONIC INC                               375,200
 21,550    ST. JUDE MEDICAL INC.                       721,925
  4,900    SHARED MEDICAL SYS CORP                     314,825

             REAL ESTATE
  7,100    CENTEX CORP                                 220,988

             TRANSPORTATION                                  3
 17,800    AMR CORP                                  1,619,800
 31,954    BURLINGTON NORTHERN SANTA FE              2,584,280
  7,300    CSX CORP                                    352,225
    800    CALIBER SYSTEMS INC                          27,200
 22,500    CONRAIL INC                               1,493,437
  2,000    CONSOLIDATED FREIGHTWAYS                     42,250
 15,000    DELTA AIRLINES INC                        1,245,000
 13,700    FEDERAL EXPRESS CORP                      1,123,400
 11,700    FLEETWOOD ENTERPRISES                       362,700
 32,200    NORFOLK SOUTHERN CORP                     2,728,950
    495    PACCAR INC                                   24,255
 19,400    RYDER SYSTEMS INC                           545,625
 29,420    SANTA FE PACIFIC GOLD                       415,557
  8,600    UNION PACIFIC CORP                          600,925
    200    YELLOW CORPORATION                            2,650

             MISCELLANEOUS
  9,600    WARNER-LAMBERT                              528,000

             TELECOMMUNICATIONS
 16,500    AMERITECH CORP NEW                          979,688
  9,900    HARRIS CORP-DEL                             603,900

                TOTAL  MISCELLANEOUS               $71,764,283

            UTILITIES                        0.01%

             ELECTRIC
  2,800    DTE ENERGY COMPANY                           86,450

                TOTAL UTILITIES                        $86,450

                   TOTAL COMMON STOCK                            $723,300,664


OTHER      PREFERRED STOCKS                  0.00%
            NON-CONVERTIBLES
    972    TELEDYNE PFD SER E                           14,944
                                                       $14,944

           CASH EQUIVALENTS                  0.60%
            STIFS/MONEY MARKETS
4,376,408  AMERICAN AADVANTAGE MM                    4,376,408

                                                    $4,376,408

                TOTAL OTHER                                        $4,391,352


                INVESTMENTS                                      $727,692,016

        PURCHASE

           2,500 DELTA AIRLINES INC                                   207,500

        TOTAL INVESTMENTS -
           (cost $506,583,219.74)          100.00%               $727,899,516